Filed by NYSE Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933, as
                                                                        amended,
                                 and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)

                                                         Date: September 7, 2005

ON SEPTEMBER 7, 2005, THE NEW YORK STOCK EXCHANGE, INC. ("NYSE") POSTED THE FOLLOWING ARTICLE ON ITS WEBSITE:

September 2005

NYSE BECOMING A LEADING MULTI-ASSET-CLASS MARKETPLACE

CUSTOMERS TO HAVE BROADER CHOICE OF PRODUCTS

In a major win for the NYSE and investors, Barclays Global Investors--a leading sponsor of increasingly popular exchange-traded funds or ETFs--in July announced its decision to transfer 61 of its iShares(R) ETFs to the NYSE from the American Stock Exchange. BGI based the move largely on the NYSE's experience in trading many of the fastest-growing ETFs in the United States.

BGI's decision wasn't the only boost to the NYSE's product base this summer. In July, the Securities and Exchange Commission published for public comment an NYSE proposal to trade the corporate bonds of NYSE-listed companies and their subsidiaries without the companies having to list each bond issued. The proposed exemption, if granted, will help the NYSE expand its bond trading platform known as the NYSE Automated Bond System.(R)

Both developments bring the NYSE one step closer to becoming a leading multi-asset-class marketplace that trades multiple products rather than stocks alone. Robert McSweeney, head of the Competitive Position group at the NYSE, talks about the significance of both these developments, the proposed merger with Archipelago, and the NYSE's plans for diversifying its product lines.

HAVING 61 ISHARES ETFS TRANSFER TO THE NYSE FROM THE AMEX WAS OBVIOUSLY A BIG COUP FOR THE EXCHANGE. WHAT'S THE SIGNIFICANCE OF THE TRANSFER FOR THE NYSE?

BGI's decision to transfer the majority of their iShares ETFs to the NYSE is a tremendous vote of confidence in our market model and our market quality. It reflects BGI's satisfaction with the service they and their investors have been provided in the existing 19 listed iShares as well as the 29 iShares that we trade on an unlisted trading privilege, or UTP, basis.

WHAT PROMPTED BGI TO TRANSFER 61 AND LIST A TOTAL OF 75 PERCENT OF ITS ETFS ON THE NYSE?

Two of the major factors in BGI's decision to transfer such a significant portion of their product line are the NYSE's market model, which includes the stabilizing capital contribution of an assigned specialist, as well as BGI's recognition of our commitment to continuously enhancing our technology infrastructure. Another very important factor is the high level of customer support from our ETF experts, James McGowan and Lorraine Wang, working through teamwork across a number of NYSE divisions, such as our General Counsel's Office, Commu-nications, Operations, Technology and Regulation--which together help ensure a smooth entry of ETFs to market.

WHEN WILL THE ISHARES ETFS SWITCH TO THE NYSE?

Of the 61 iShares to switch to the NYSE from the Amex, the first phase should occur in October with a transfer of 40, which will grow our listings to a total of 62. Sixteen will transfer in 2006 with the remaining five transferring in 2007. We also recently listed three new iShares--two benchmarked against the MSCI EAFE Index and another against a subset of the Russell MicrocapTM Index, the first micro-cap benchmarked ETF. Our success in building the NYSE ETF product line is a reflection of how well we have handled new ETF products, such as the first commodity-based ETF tracking gold, the first dividend ETF, and the first ETF based on the securities of mainland China. With that track record, many new ETFs and ETFs in development--such as semi-actively managed and currency ETFs--have already been identified by their sponsors as desiring an NYSE listing.

ONE OF THE REASONS FOR THE NYSE'S ANTICIPATED MERGER WITH ARCHIPELAGO IS TO ADVANCE THE BIG BOARD'S GOAL OF BECOMING A MULTI-ASSET-CLASS MARKETPLACE. TO WHAT EXTENT WILL ETFS BE PART OF A MORE DIVERSIFIED NYSE?

The NYSE is committed to being a leader in the ETF space as a venue for sponsors to list creative new products and for investors to receive the best possible price. The proposed merger with Archipelago will enable us to leverage its successful technology platform to further improve our attractiveness as a destination of choice for both ETF sponsors and order-flow providers.

WHAT MAKES ETFS ATTRACTIVE FROM A BUSINESS PERSPECTIVE?

ETFs as an asset class have experienced extraordinary growth over the past few years, going from approximately $70 billion of assets under management in 2000 to over $250 billion today.

HOW WILL THE MERGER WITH ARCHIPELAGO HELP THE NYSE IN DEVELOPING OTHER BUSINESS LINES?

The proposed merger with Archipelago will also serve to position us in the fast-growing equity options market and allow us to introduce new ways for customers to simultaneously execute orders in both cash equities and options markets. That would be facilitated by new linkages between our respective platforms and the introduction of new order types for the representation and execution of combination stock and option orders.

WHAT PROGRESS HAS THE NYSE MADE IN DEVELOPING ITS FIXED-INCOME--OR
BOND--BUSINESS?

We recently hired John Holman, a fixed-income maven formerly with Piper Jaffray, to run that business line. Our Automated Bond System fixed-income platform--which we've had for many years--has been underutilized due to a provision in the securities laws that makes it easier to trade debt in broker-dealers' back offices than on an exchange. We have petitioned the SEC for an exemption for debt of NYSE equity issuers and their subsidiaries. We expect approval because we provide investors with the transparency of real-time quotes and real-time trade reports in the fixed-income marketplace.

HOW WOULD YOU DESCRIBE THE SIZE OF THE NYSE CORPORATE BOND BUSINESS TODAY?

We currently have about 550 bonds. With exemptive relief from the SEC, we will be able to expand that number to at least 6,000. The prospect of bringing heightened transparency to that breadth of corporate bonds has been received very favorably by our customer base.

WHAT'S YOUR VISION FOR THE BOND BUSINESS AT THE NYSE TWO TO THREE YEARS FROM
NOW?

We have a project underway to signifi-cantly enhance our bond trading platform, maximize distribution, and encourage participation by liquidity providers in a dynamic and cost-effective automatic-execution environment. The successful expansion of our fixed-income product line will also allow us to create new inform-ation products for investors. That momentum will position the NYSE as a leader in providing customers with a much greater breadth of information and service for fixed-income investments.

WHAT'S THE RATIONALE BEHIND THE NYSE'S PRODUCT-DIVERSIFICATION STRATEGY?

Greater product diversification will enhance our revenues over the coming years and respond to growing customer interest in multi-asset-class transaction executions. In addition, it will build a strong foundation for the NYSE's leadership on a global scale.

WHAT'S YOUR OUTLOOK FOR THE NYSE?

This is an exciting time in terms of our market structure renovation, particularly with regard to the NYSE Hybrid Market,SM which will combine the best of both auction and automated trading. The merger proposal with Archipelago will help us to significantly expand our breadth of products. In short, it's a time of great innovation and customer focus, which will enhance our value to investors.

FORWARD-LOOKING STATEMENTS IN THIS ISSUE OF THE EXCHANGE

Certain statements in the cover story Q&A with Robert McSweeney may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results; the new company's plans, objectives, expectations and intentions; and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction, making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions; and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities and Exchange Commission, including its report on Form 10-K for the fiscal year ending Dec. 31, 2004, which is available on Archipelago's Web site at http://www.Archipelago.com, and the registration statement on Form S-4 filed by NYSE Group, Inc., with the SEC on July 21, 2005.

Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional infor-mation regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc.
(NYSE) and Archipelago Holdings, Inc. (Archipelago), NYSE Group, Inc., filed a registration statement on Form S-4 with the Securities and Exchange Commission on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The registration statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. ARCHIPELAGO STOCKHOLDERS AND NYSE MEMBERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Archipelago stockholders and NYSE members can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's Web site ( http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall St., New York, N.Y. 10005, 212-656-2061, or to Archipelago, Attention: Investor Relations, 100 South Wacker Dr., Suite 1800, Chicago, Ill. 60606, 888-514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.